UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On November 14, 2007 Vermilion Energy Trust filed its Third Quarter Report for the nine months ended September 30, 2007

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: November 14, 2007

Exhibit A
s t a n d i n g O U T For the nine months ended September 30, 2007

Vermilion Energy Trust (“Vermilion”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results for the period ended September 30, 2007.

Third Quarter Highlights:

Recorded production of 32,172 boe/d in the third quarter of 2007, an increase of 4.1% compared to 30,916 boe/d in the second quarter of 2007.  Higher volumes in Australia and the Netherlands offset declines in Canada and France.  Australian production came in below capacity due to platform downtime associated with scheduled facilities modifications.

Generated fund flows from operations of $98.8 million ($1.36 per unit) in the third quarter of 2007, compared to $85.1 million ($1.18 per unit) in the second quarter of 2007.  Australian shipments were higher than produced volumes in the quarter, which combined with a slight reduction in operating costs, account for the higher operating netbacks in Australia.

Distributed $0.51 per unit during the quarter, bringing cumulative distributions to $9.52 since 2003.   Vermilion’s distributions as a percentage of fund flows from operations was 34% before the impact of the DRIP compared to 40% in the second quarter of 2007.  For the nine months ended September 30, 2007, the total net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs incurred represented 77% of fund flows from operations.

Completed the Phase 2 expansion of the Wandoo B Platform in Australia.  Production from the Wandoo Field is currently running near full capacity, at approximately 8,000 boe/d, and will be subject to normal declines in the fourth quarter.

Completed the 2007 CBM drilling program in central Alberta adding 17 wells (13.7 net) in the third quarter. All the well tie-ins are expected to be completed in the fourth quarter of 2007.

Drilled the Harlingen 10 well and the DeBlesse well in the Netherlands. These two wells should be completed and tied-in before year-end 2007. The Harlingen 11 well is currently drilling.

Drilled the Orca 1 well on the Aquitaine Maritime prospect offshore France.  The well encountered a sealing element and the target Aptian formation as was indicated on seismic, however, no hydrocarbons were discovered.  The rig has been released and all aspects of the program will be reviewed.  No additional drilling on this prospect is anticipated in the 2008 capital program.

Vermilion increased its investment in Verenex Energy Inc. (“Verenex”) by $30 million through participation in a financing announced by Verenex on July 9, 2007.  Vermilion currently owns approximately 18.5 mm shares of Verenex, representing approximately 41.8% of that Company’s outstanding shares.

Vermilion continues to generate positive performance, generating year-to-date returns to the unitholders of 8.4% through the first nine months of 2007.

Vermilion’s Board of Directors was recently recognized in Canadian Business Magazine’s annual governance survey as one of Canada’s top ten boards out of 275 companies surveyed, based on independence, accountability, disclosure and share performance.

HIGHLIGHTS

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
Financial ($000 CDN except unit and per unit amounts)	2007	2006	2007	2006
Petroleum and natural gas revenue	$187,939	$167,301	$501,609	$462,350
Fund flows from operations	98,757	93,482	259,796	252,944
Per unit, basic [1]	1.36	1.33	3.58	3.60
Capital expenditures	51,720	35,709	123,518	99,514
Acquisitions, including acquired working capital deficiency	14	178,232	129,239	190,035
Net debt			454,712	359,955
Reclamation fund contributions and asset retirement costs incurred	1,221	3,801	2,438	5,743
Cash distributions per unit	0.51	0.51	1.53	1.53
Cash distributions total	33,949	32,773	100,825	97,677
Less DRIP	9,501	4,007	26,185	12,680
Cash distributions net	24,448	28,766	74,640	84,997
% of fund flows from operations distributed gross	34%	35%	39%	39%
% of fund flows from operations distributed net	25%	31%	29%	34%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred	$77,389	$68,276	$200,596	$190,254
% of fund flows from operations	78%	73%	77%	75%
Trust units outstanding [1]
Adjusted basic			73,584,337	70,858,917
Diluted			76,675,661	74,296,459
Weighted average trust units outstanding [1]
Adjusted basic			72,668,093	70,228,281
Diluted			75,222,465	72,677,574
Unit trading
High			$39.25	$36.59
Low			$30.33	$26.51
Close			$36.40	$32.85
Operations
Production
Crude oil (bbls/d)	18,222	16,075	16,775	13,588
Natural gas liquids (bbls/d)	1,643	1,161	1,482	1,234
Natural gas (mcf/d)	73,835	67,047	74,875	71,324
Boe/d (6:1)	32,172	28,411	30,737	26,709
Average reference price
WTI ($US/bbl)	$75.38	$70.48	$66.23	$68.22
Brent ($US/bbl)	74.87	69.49	67.13	66.96
AECO ($CDN/mcf)	5.18	5.64	6.55	6.40
NIP 2006 Netherlands (Euro/GJ)	5.03	6.31	5.18	6.14
Foreign exchange rate ($US/$CDN)	0.96	0.89	0.91	0.88
Foreign exchange rate (Euro/$CDN)	0.70	0.70	0.67	0.71
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	79.27	77.65	71.24	77.33
Natural gas ($CDN/mcf)	6.34	7.16	7.17	7.68
Netbacks per boe (6:1)
Operations netback	41.04	44.45	39.52	43.70
Cash flow netback	33.37	35.74	30.97	34.70
Operating costs	10.16	10.03	10.15	9.32
1   Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measurements which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion’s production in the fourth quarter of 2007 is expected to be slightly below volumes reported in the third quarter, as facilities work in Canada and in the Netherlands will offset higher volumes in Australia.  Accordingly, Vermilion anticipates full year production for 2007 will come in at the low end of the guidance range, near 31,000 boe/d.

The Board of Directors has approved a $182 million capital program for 2008, approximately 73% of which will target Vermilion’s international operations.  Of note is that approximately $50 million of this program is related to drilling two wells in the Wandoo Field in Australia.  Approximately $10 million of the Wandoo drilling capital is designated for long lead time items, while $40 million will be contingent on Vermilion’s ability to access a rig.  The earliest a rig could realistically be expected to be available is in the third quarter of 2008, and accordingly no volumes are attributed to this capital in Vermilion’s 2008 forecast.  Preliminary estimates indicate potential well productivity of approximately 1,000 boe/d per well, which would boost Vermilion’s 2009 volumes.

The base capital program of approximately $132 million should be sufficient to substantially offset estimated production declines of approximately 15%.  It should also be noted that approximately $25 million of the 2008 capital program is targeting non-producing items including seismic, reservoir studies, land and well permitting.  These expenditures, while not contributing to short term production growth, will help ensure Vermilion’s future success.

In Canada, Vermilion anticipates a reduced capital program in 2008 due to weak natural gas markets.  The current gas price environment does not provide robust economics for CBM drilling.  Most of the anticipated drilling program will be directed towards maintaining Vermilion’s land holdings.  While Drayton Valley drilling economics do not fare any better, recompletion economics remain robust, and will be the focus of 2008 activities.  The reduced capital program in Canada in 2008 will result in an estimated production decline of approximately 10% as compared to 2007 production levels.

In 2008, Canadian production will represent approximately 35% of Vermilion’s total volumes.  Alberta’s new royalty framework, based on current commodity prices and production profile would marginally reduce Vermilion’s cash flow by less than 2% in 2009.

In France, the return of the Ambes pipeline to full service, anticipated by mid-year 2008, will allow the resumption of a robust workover and recompletion program in Southern France.  Current plans include the drilling of one well on the west end of the Parentis Field as well as a new injection well and a near-field exploration well on a concession acquired in 2006.  Vermilion also plans to run 3D seismic programs covering portions of the Cazaux and Chaunoy fields acquired in 2006.

Netherlands activities in 2008 will focus on the permitting of new wells to commence drilling in 2009, regular workovers and facilities maintenance, and the acquisition of seismic for future exploration and development work.  With the completion of the wells drilled in 2007, and the elimination of seasonal curtailment under the new Gasterra contract, Netherlands volumes are anticipated to remain stable in 2008 compared to 2007 volumes.

In Australia, activities will focus on the preparation to commence an attic oil infill drilling program in the second half of 2008.  The drilling will target the interception of the oil column in the Wandoo field higher above the oil-water contact to improve the recovery of oil from this field.  Vermilion will benefit from a full year of production from 100% of the Wandoo Field in 2008, whereas during the first half of 2007 the Trust’s interest was only 60%.  Accordingly, average production volumes in Australia in 2008 are expected to be 10-15% higher than the average for 2007 including the impact of natural reservoir declines.

Vermilion holds a 41.8% equity interest in Verenex and continues to be pleased with the company’s results to date.  Verenex plans to drill 10-12 wells in Libya in 2008, further enhancing the reserve base that has already been established in its first year of drilling.  While the ultimate valuation of Verenex will depend on the future success of its drilling program, Vermilion is confident that its investment in Verenex will reap strong rewards for unitholders.

Vermilion continues to manage its rich portfolio of assets in a manner that will provide long-term stability, positive unit price performance and exposure to potentially high-impact opportunities.  Vermilion’s Board of Directors was recently recognized in Canadian Business Magazine’s annual governance survey as one of Canada’s top ten boards out of 275 companies surveyed, based on independence, accountability, disclosure and share performance.  The top ten companies include Canada’s “flagship” corporations such as SNC-Lavalin Group Inc., Nexen Inc., Telus Corp. and the Royal Bank of Canada.  Vermilion is proud to be associated with companies of this stature.  We recognize and appreciate the loyalty, commitment and trust of our unitholders, and look to provide superior rewards for all our stakeholders.

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
November 1, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated November 1, 2007 of Vermilion’s operating and financial results for the three and nine months ended September 30, 2007 compared with the corresponding periods in the prior year.  This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2007 and the Trust’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes, as contained in the Trust’s 2006 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations appears as a separate caption on the Trust’s consolidated statements of cash flows and is reconciled to cash flows from operating activities below.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Fund flows from operations	$98,757	$93,482	$259,796	$252,944
Changes in non-cash operating working capital	15,384	(32,371)	40,795	(39,279)
Asset retirement costs incurred	(1,221)	(559)	(2,438)	(1,363)
Cash flows from operating activities	$112,920	$60,552	$298,153	$212,302

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisitions of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition.

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Cash distributions net” is calculated as actual cash distributions paid or payable for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Cash distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.

“Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

In Canada, the Trust participated in the drilling of 21 wells (17.2 net) resulting in 20 standing wells (16.2 net) awaiting further evaluation and tie-in and one dry well (1.0 net).  Most of these wells were drilled as part of Vermilion’s Central Alberta CBM and shallow gas program (17 wells, 13.7 net) with one drilled in the Drayton Valley area (0.4 net).  The CBM wells will be tied-in during the fourth quarter of 2007.  Vermilion has scheduled a plant turnaround for the Eta Lake plant in the Drayton Valley area during the fourth quarter, which will reduce production by approximately 300 boe/d for approximately one month.

France

The drilling of the Orca 1 well on the Aquitaine Maritime permit offshore France was a significant focus during the third quarter of 2007.  The Orca 1 well was drilled to a total depth of 7,547 feet reaching the primary target.  The well encountered all key stratigraphic markers, including a significant seal section, and a porous reservoir, but did not uncover any trace of hydrocarbon in the structure.  Vermilion will review the results from the Orca 1 well to assess the prospectivity of the remaining structures on the Aquitaine Maritime permit and the adjacent Aquila permit.

Netherlands

Vermilion commenced drilling the first well of a three well program in the Netherlands in July 2007.  The first well, targeting the development of a tight chalk reservoir at Harlingen has been successfully completed and will be tied in upon completion of facility modifications at the Harlingen Gas Treatment Centre.  A second well, at DeBlesse is scheduled for completion in the fourth quarter of 2007 and the third well, a dual-lateral well at Harlingen is currently drilling.  Work is proceeding on plans to install new compression, to reduce horsepower consumption and to release some fuel gas to the sales line.

Australia

Vermilion completed the second phase of the Wandoo B platform expansion during the quarter.  The initial review and assessment of the proposed ‘attic oil’ drilling opportunity was completed in the quarter, indicating the potential for a number of future infill wells.  This drilling program is scheduled to begin in the second half of 2008, subject to the successful procurement of a rig and requisite services.

PRODUCTION

Average production in Canada during the third quarter of 2007 was 4,084 bbls/d of oil and NGL’s and 45.6 mmcf/d of natural gas compared to 4,091 bbls/d of oil and NGL’s and 49.6 mmcf/d of natural gas in the second quarter of 2007.  Third quarter total production of 11,686 boe/d was 5% below second quarter 2007 production of 12,351 boe/d, due to normal declines and several 3rd party plant turnarounds.  Fourth quarter production is expected to be lower than third quarter levels due to normal declines and scheduled plant maintenance.

Production in France averaged 9,002 boe/d in the third quarter of 2007 compared to 9,221 boe/d in the second quarter of 2007 reflecting normal declines and limited workover activity in the Aquitaine Basin.  Production volumes are anticipated to average approximately 8,800 boe/d in the fourth quarter of 2007.  The resumption of the Ambes terminal and Ambes pipeline to full service, expected in the second half of 2008, should allow the resumption of normal drilling and workover activity in the Aquitaine Basin.

Production in the Netherlands averaged 4,529 boe/d in the third quarter of 2007 compared to 3,904 boe/d in the second quarter of 2007.  Second quarter 2007 volumes were reduced due to seasonal curtailment by the purchaser, Gasterra.  A new contract with Gasterra, entered into on July 1, 2007 removed all curtailments on Vermilion’s production resulting in higher volumes in the third quarter.  Fourth quarter 2007 volumes will be impacted by the temporary shutdown of the Harlingen Gas Treatment Centre  to allow the installation of new compressor facilities, and are expected to average approximately 3,800 boe/d.

Australia production averaged 6,955 boe/d in the third quarter of 2007, compared to 5,440 boe/d during the second quarter of 2007.   Due to the scheduled platform shutdown at the beginning of the third quarter, the full impact of the Wandoo acquisition, which closed on June 20, 2007, was not realized in the third quarter volumes.  Fourth quarter volumes will approach the full production capacity of approximately 8,000 boe/d.

Production
	Three Months Ended Sept 30, 2007			Nine Months Ended Sept 30, 2007
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,084	45.61	11,686	4,093	47.62	12,030	39
France	8,804	1.19	9,002	8,568	1.17	8,763	29
Netherlands	22	27.04	4,529	46	26.09	4,394	14
Australia	6,955	-	6,955	5,550	-	5,550	18
Total	19,865	73.84	32,172	18,257	74.88	30,737	100

	Three Months Ended Sept 30, 2006			Nine Months Ended Sept 30, 2006
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,042	40.69	10,823	4,098	40.66	10,875	41
France	9,254	1.30	9,472	6,885	1.37	7,113	26
Netherlands	7	25.06	4,183	11	29.29	4,893	18
Australia	3,933	-	3,933	3,828	-	3,828	15
Total	17,236	67.05	28,411	14,822	71.32	26,709	100

CAPITAL EXPENDITURES

Drilling and development capital spending in the first nine months of 2007 totalled $123.5 million compared to $99.5 million spent in the first nine months of 2006.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Land	$1,326	$1,181	$2,398	$1,952
Seismic	-	634	335	1,404
Drilling and completion	34,356	7,771	64,081	37,689
Production equipment and facilities	13,209	19,563	38,805	41,756
Recompletions	47	3,933	8,022	8,082
Other	2,782	2,627	9,877	8,631
	51,720	35,709	123,518	99,514
Acquisitions	14	178,232	129,239	190,035
Total	$51,734	$213,941	$252,757	$289,549

FINANCIAL REVIEW

The Trust generated fund flows from operations of $98.8 million ($1.36 per unit) in the third quarter of 2007, a 16% increase above the $85.1 million ($1.18 per unit) recorded in the second quarter of 2007 and 6% higher than the $93.5 million ($1.33 per unit) in the third quarter of 2006.  The improved results compared to the second quarter of 2007 reflect the impact of the Australia acquisition which closed in June 2007.  Vermilion’s production in the fourth quarter of 2007 is expected to be slightly below volumes reported in the third quarter, as facilities work in Canada and in the Netherlands will offset higher volumes in Australia.

The Trust’s distributions in the third quarter of 2007 totalled $33.9 million ($0.51 per unit) representing 34% of fund flows from operations before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $9.5 million of cash as unitholders reinvested their monthly distributions in additional trust units.  Cash distributions net of the DRIP as a percentage of fund flows from operations was 25% in the third quarter of 2007.  The total of net distributions (after DRIP), capital expenditures, reclamation fund contributions and asset retirement costs incurred represented 78% of fund flows from operations in the third quarter of 2007 as compared to 67% in the second quarter of 2007.  Vermilion’s net debt increased to $454.7 million at the end of the third quarter, reflecting the Wandoo acquisition in the second quarter of 2007 that was financed using the Trust’s credit facilities and a $30 million investment in additional shares of Verenex Energy Inc.  The net debt is equivalent to 1.2 times the annualized third quarter fund flows from operations.

REVENUE

Total revenue in the first nine months of 2007 was $501.6 million ($187.9 million in the quarter) compared to $462.4 in the first nine months of 2006 ($167.3 million in the quarter).  Vermilion’s combined crude oil & NGL price was $71.24 per boe in the first nine months of 2007 ($79.27 per boe in the quarter), a decrease of 8% over the $77.33 per boe reported in the first nine months of 2006 ($77.65 per boe in the quarter).  The natural gas price realized in the first nine months of 2007 was $7.17 per mcf ($6.34 per mcf in the quarter) compared to $7.68 per mcf realized a year ago ($7.16 per mcf in the quarter), a 7% decrease year-over-year.   Although commodity prices were relatively consistent in the first nine months of 2007 compared to 2006, increased production in Canada and France, coupled with the acquisition of the remaining 40% interest in the Wandoo Field offshore Australia in the second quarter of 2007 resulted in increased production year over year generating higher revenue.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Crude oil & NGL’s	$144,871	$123,139	$355,107	$312,882
Per boe	$79.27	$77.65	$71.24	$77.33
Natural gas	43,068	44,162	146,502	149,468
Per mcf	$6.34	$7.16	$7.17	$7.68
Petroleum and natural gas revenue	$187,939	$167,301	$501,609	$462,350

DERIVATIVE  INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies.  Vermilion has the following financial collars and puts in place at September 30, 2007:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Q4 2007	US$0.50/bbl	500	$62.90 - $80.00
Q4 2007	US$0.25/bbl	500	$67.00 - $81.00
Q1 2008	US$0.25/bbl	500	$68.42 - $83.00
Q1 2008	US$0.25/bbl	500	$69.25 - $82.00
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
October 2007	$0.02/GJ	2,500	$6.50 - $9.00
October 2007	$0.10/GJ	2,500	$5.00 - $6.72

The impact of Vermilion’s economic hedging program increased cash netbacks by $0.06 per boe in the first nine months of 2007 (gain of $0.01 per boe for the quarter).  This compares to a hedging cost of $0.11 in the first nine months of 2006 (cost of $0.17 per boe in the quarter).

ROYALTIES

Total royalties decreased to $8.15 per boe or 14% of sales in the first nine months of 2007 ($10.18 per boe, 16% in the quarter), compared with $9.22 per boe or 15% of sales in the first nine months of 2006 ($8.29 per boe, 13% in the quarter).  In Australia, royalties are reduced by capital reinvestment in the country.  For 2007, Vermilion’s capital program in Australia was active resulting in the Trust paying royalties at a much reduced rate over 2006 when the capital program was minimal.  Also contributing to the decline is the impact of lower gas prices in Canada where royalties are paid on a sliding scale relative to pricing.  In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes and therefore royalties were basically unchanged on a boe basis in France.  Production in the Netherlands is not subject to royalty.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Crude oil & NGL’s	$25,856	$17,714	$50,714	$52,159
Per boe	$14.15	$11.17	$10.17	$12.89
Natural gas	4,270	3,945	17,702	15,050
Per mcf	$0.63	$0.64	$0.87	$0.77
Combined	$30,126	$21,659	$68,416	$67,209
Per boe	$10.18	$8.29	$8.15	$9.22

OPERATING COSTS

Operating costs increased to $10.15 per boe in the first nine months of 2007 ($10.16 per boe in the quarter) from $9.32 per boe in the first nine months of 2006 ($10.03 per boe in the quarter).  Cost of operations in Australia are up due to increased labour costs and diesel purchases for gas lift purposes partially offset by a one time recovery of excise taxes.  In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board.  In France, operating costs increased due to the higher cost assets associated with the acquisition of Vermilion Emeraude Rep SAS.  In addition, the oil spill at the Ambes terminal early in 2007 has increased both operating and transportation costs in France.  These cost increases will be mitigated once the terminal returns to operation which is expected to occur in mid-2008.  In the Netherlands, operating costs per barrel have remained consistent.

($000’s except per boe and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Crude oil & NGL’s	$17,675	$15,677	$52,523	$36,675
Per boe	$9.67	$9.89	$10.54	$9.06
Natural gas	12,392	10,530	32,676	31,298
Per mcf	$1.82	$1.71	$1.60	$1.61
Combined	$30,067	$26,207	$85,199	$67,973
Per boe	$10.16	$10.03	$10.15	$9.32

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  The majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin in France where oil production is usually transported by tanker from the Ambes terminal in Bordeaux to Donges, France.  In Australia, oil is sold at the Wandoo B Platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

France has experienced increased transportation costs as a result of the oil spill at the Ambes terminal as Vermilion is currently transporting some of its production to port by truck.  In the first quarter of 2007 the costs were offset by a one-time insurance recovery of one million Euros.  Transportation costs in the third quarter of 2007 reflect the expected quarterly costs through the rest of the year.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Transportation	$6,304	$2,766	$16,919	$7,706
Per boe	$2.13	$1.06	$2.02	$1.06

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses in the first nine months of 2007 increased to $1.78 per boe ($1.55 per boe in the quarter) compared to $1.70 per boe in the first nine months of 2006 ($2.12 per boe in the quarter).  The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs.  Also contributing to the increase are consulting costs incurred in France as a result of the oil spill.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
General and administration	$4,584	$5,529	$14,967	$12,406
Per boe	$1.55	$2.12	$1.78	$1.70

UNIT BASED COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.56 per boe was recorded in the first nine months of 2007 ($1.25 per boe in the quarter) compared to $2.03 per boe in the first nine months of 2006 ($1.27 per boe in the quarter).  This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Incentive Plan, which provides for cash payments based on the market value of a trust unit.  The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.  The expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Unit compensation expense	$3,704	$3,321	$13,120	$14,779
Per boe	$1.25	$1.27	$1.56	$2.03

INTEREST EXPENSE

Interest expense increased to $1.87 per boe in the first nine months of 2007 ($2.14 per boe in the quarter) from $1.37 per boe in the first nine months of 2006 ($1.65 per boe in the quarter).  Debt levels are higher in 2007 primarily stemming from the Australia acquisition at the end of the second quarter of 2007.  The Trust’s interest rates have remained relatively steady over the year.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Interest	$6,345	$4,320	$15,693	$10,006
Per boe	$2.14	$1.65	$1.87	$1.37

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $18.08 per boe in the first nine months of 2007 ($18.07 per boe in the quarter) compared to $15.96 per boe in the first nine months of 2006 ($17.32 per boe in the quarter).  The increase is due mainly to the increase of finding and development costs in Canada and France and the increase in the asset retirement obligation resulting primarily from the 2006 acquisition in France and the 2007 Australia acquisition.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Depletion, depreciation and accretion	$53,475	$45,276	$151,699	$116,378
Per boe	$18.07	$17.32	$18.08	$15.96

TAXES

The Trust’s current tax provision has decreased to $3.97 per boe in the first nine months of 2007 ($3.44 per boe in the quarter) from $5.78 per boe in the first nine months of 2006 ($4.96 per boe in the quarter).  It is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the near future, and as such, much of the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On June 22, 2007, the Canadian federal government passed legislation that enacted a tax on publicly traded income trusts as originally announced on October 31, 2006.  The changes do not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then.  The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006.  For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011.  In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits.  Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

Our interpretation suggests that Vermilion may be able to largely mitigate the contemplated distribution tax.  Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada.  We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the distribution tax on that portion of distributions made up of this dividend income.  In addition, Vermilion increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred.  The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules.  Under the legislation the portion of the distribution that represents a return of capital will not attract the distribution tax.  This analysis is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive.

Applying this legislation resulted in the recognition of future income taxes related to timing differences in Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust.  The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Current	$10,186	$12,962	$33,332	$42,145
Per boe	$3.44	$4.96	$3.97	$5.78

FOREIGN EXCHANGE

A foreign exchange gain of $1.71 per boe was recorded in the first nine months of 2007 ($0.89 per boe in the quarter) compared with a gain of $0.01 per boe in the first nine months of 2006 ($0.43 per boe in the quarter).  The Canadian dollar reached parity against the US dollar and strengthened against the Euro in the third quarter of 2007.  The foreign exchange gain results mainly from the translation of future income taxes and the asset retirement obligations in Vermilion’s foreign jurisdictions.

($000’s except per boe)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Foreign exchange (gain)	$(2,634)	$(1,142)	$(14,310)	$(53)
Per boe (gain)	$(0.89)	$(0.43)	$(1.71)	$(0.01)

EARNINGS

Net earnings in the first nine months of 2007 decreased to $121.0 million or $1.84 per unit from $129.3 million or $2.03 per unit in 2006.  The decline in earnings is primarily due to the impact of increased operating, transportation, interest, depletion, depreciation and accretion expenses.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $625 million.  The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.  The amount available to the Trust under this facility is reduced by a US$15 million letter of credit associated with the Trust’s operations.

In July 2007, Vermilion purchased 2.1 million shares in Verenex Energy Inc. (“Verenex”) for total consideration of CDN $30 million as part of a CDN $115 million bought-deal financing announced by Verenex.  After reflecting these additional shares, Vermilion owns 18.5 million shares representing 41.8% of the outstanding shares of Verenex.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At September 30, 2007, Vermilion had recorded an asset retirement obligation of $133.7 million for future abandonment and reclamation of its properties compared to $127.5 million as at December 31, 2006.  The increase is due mostly to the additional obligation related to the Australia acquisition and accretion expense, partially offset by the impact of foreign exchange.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the first nine months of 2007 distributing a total of $100.8 million compared to $97.7 million for the same period in 2006.  Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 56 continuous months of distributions at this level.

Since inception, the Trust has paid out $579.2 million in distributions to unitholders as compared to unitholders capital of $368.5 million.

Sustainability of Distributions

($000’s)
	Three Months Ended	Nine Months Ended	Year Ended	Year Ended
	Sept 30, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2005
Cash flows from operating activities	$112,920	$298,153	$306,033	$245,116
Net earnings	$48,640	$121,037	$146,923	$158,471
Distributions declared	$33,949	$100,825	$130,638	$126,190
Excess of cash flows from operating activities over cash distributions declared	$78,971	$197,328	$175,395	$118,926
Excess of net earnings over cash distributions declared	$14,691	$20,212	$16,285	$32,281

Excess of cash flows from operating activities over cash distributions declared and net earnings over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

UNITHOLDERS’ EQUITY

During the first nine months of 2007, approximately 2.0 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.  Unitholders’ capital increased during the same period by $34.2 million as a result of the issuance of those units and by $13.3 million as a result of contributed surplus transfer related to unit based compensation plans.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at September 30, 2007 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.53425 whereby 6.8 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments – Presentation and Disclosure”; and Section 3865, “Hedges”.  These standards require that entities categorize financial instruments and measure certain financial instruments at fair value.  In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost.  Gains and losses associated with these securities are reflected in net earnings in the period in which they arise.  Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition whereas previously these amounts were deferred and amortized using the straight-line method over the term of the debt.  Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet.  The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings.  As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards.  The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535, “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed.  Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position.  These three sections are effective for fiscal years beginning on or after October 1, 2007.  The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031, “Inventories.”  This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent.  This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation,” to require an assessment and potential disclosure of an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods beginning on or after January 1, 2008.  These amendments will not impact the Trust’s consolidated financial statements.

In September 2007, the Accounting Standards Board (“AcSB”) issued a bulletin relating to the transition to International Financial Reporting Standards (“IFRS”) from Canadian GAAP and based on work undertaken to date, no significant impediments to adopting IFRS by the proposed transition date have been identified.  The AcSB expects to be in a position to confirm by March 31, 2008 whether the transition date for adopting IFRS will be January 1, 2011.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of September 30, 2007.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

NETBACKS (6:1)							Three Months	Nine Months
		Three Months			Nine Months		Ended	Ended
	Ended September 30, 2007			Ended September 30, 2007			Sept 30/06	Sept 30/06
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$73.80	$5.76	$48.26	$68.73	$6.93	$50.81	$51.33	$53.79
Realized hedging gain or loss	-	0.06	0.24	(0.01)	-	0.01	0.34	0.21
Royalties	(13.58)	(1.01)	(8.69)	(12.70)	(1.36)	(9.69)	(9.38)	(10.19)
Transportation	0.25	(0.15)	(0.49)	(0.25)	(0.13)	(0.61)	(0.78)	(0.72)
Operating costs	(11.07)	(1.69)	(10.48)	(11.45)	(1.34)	(9.19)	(9.17)	(9.06)
Operating netback	$49.40	$2.97	$28.84	$44.32	$4.10	$31.33	$32.34	$34.03
France
Price	$75.65	$7.22	$74.94	$72.05	$7.24	$71.42	$72.12	$74.66
Realized hedging gain or loss	(0.29)	-	(0.28)	0.22	-	0.22	(0.89)	(0.76)
Royalties	(5.06)	(0.29)	(4.99)	(5.02)	(0.24)	(4.94)	(4.84)	(5.20)
Transportation	(7.13)	-	(6.97)	(6.38)	-	(6.23)	(2.28)	(2.87)
Operating costs	(7.87)	(4.12)	(8.24)	(8.60)	(3.64)	(8.90)	(7.87)	(7.01)
Operating netback	$55.30	$2.81	$54.46	$52.27	$3.36	$51.57	$56.24	$58.82
Netherlands
Price	$77.48	$7.29	$43.88	$72.45	$7.60	$45.87	$52.89	$50.58
Operating costs	-	(1.95)	(11.61)	-	(1.98)	(11.77)	(13.59)	(11.45)
Operating netback	$77.48	$5.34	$32.27	$72.45	$5.62	$34.10	$39.30	$39.13
Australia
Price	$87.05	$-	$87.05	$71.83	$-	$71.83	$91.16	$86.23
Royalties	(26.02)	-	(26.02)	(16.35)	-	(16.35)	(22.39)	(25.71)
Operating costs	(11.15)	-	(11.15)	(12.94)	-	(12.94)	(13.78)	(11.65)
Operating netback	$49.88	$-	$49.88	$42.54	$-	$42.54	$54.99	$48.87
Total Trust
Price	$79.27	$6.34	$63.50	$71.24	$7.17	$59.78	$64.00	$63.41
Realized hedging gain or loss	(0.13)	0.04	0.01	0.10	-	0.06	(0.17)	(0.11)
Royalties (net)	(14.15)	(0.63)	(10.18)	(10.17)	(0.87)	(8.15)	(8.29)	(9.22)
Transportation	(3.11)	(0.09)	(2.13)	(3.05)	(0.08)	(2.02)	(1.06)	(1.06)
Operating costs	(9.67)	(1.82)	(10.16)	(10.54)	(1.60)	(10.15)	(10.03)	(9.32)
Operating netback	$52.21	$3.84	$41.04	$47.58	$4.62	$39.52	$44.45	$43.70
General and administration			(1.55)			(1.78)	$(2.12)	$(1.70)
Interest			(2.14)			(1.87)	(1.65)	(1.37)
Foreign exchange			(0.54)			(0.93)	0.02	(0.15)
Current and capital taxes			(3.44)			(3.97)	(4.96)	(5.78)
Cash flow netback			$33.37			$30.97	$35.74	$34.70
Depletion, depreciation and accretion			(18.07)			(18.08)	(17.32)	(15.96)
Future income taxes			3.45			2.35	1.62	2.41
Other income or loss			(0.20)			-	-	-
Foreign exchange			1.43			2.64	0.41	0.16
Non-controlling interest – exchangeable shares			(1.68)			(1.48)	(1.67)	(1.60)
Equity in affiliate			(0.23)			(0.18)	0.05	(0.01)
Unrealized gain or loss on derivative instruments			(0.38)			(0.23)	0.81	0.07
Fair value of stock compensation			(1.25)			(1.56)	(1.27)	(2.03)
Earnings netback			$16.44			$14.43	$18.37	$17.74

The above table includes non-GAAP measurements which may not be comparable to other companies.  Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
($000’s unaudited)

	September 30,	December 31,
	2007	2006

Assets

Current
Cash and cash equivalents (Note 15)	$106,364	$26,950
Accounts receivable	97,256	120,573
Crude oil inventory	8,787	4,898
Derivative instruments (Note 10)	396	1,624
Prepaid expenses and other	7,670	13,473
	220,473	167,518
Derivative instruments (Note 10)	6,246	4,656
Long-term investments (Notes 2 and 13)	60,687	27,152
Goodwill	19,840	19,840
Reclamation fund (Notes 2 and 4)	57,281	56,357
Capital assets	1,308,758	1,187,316
	$1,673,285	$1,462,839

Liabilities

Current
Accounts payable and accrued liabilities	$159,226	$139,672
Distributions payable to unitholders	11,347	11,000
Derivative instruments (Note 10)	2,294	-
Income taxes payable	11,913	13,419
	184,780	164,091
Long-term debt (Note 5)	490,405	358,236
Asset retirement obligation (Note 4)	133,707	127,494
Future income taxes (Notes 2 and 14)	192,573	224,631
	1,001,465	874,452
Non-controlling interest – exchangeable shares (Note 7)	64,151	51,780

Unitholders’ Equity

Unitholders’ capital (Note 6)	368,526	321,035
Contributed surplus (Note 6)	29,619	30,513
Retained earnings	209,524	185,059
	607,669	536,607
	$1,673,285	$1,462,839

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)
W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Revenue:
Petroleum and natural gas revenue	$187,939	$167,301	$501,609	$462,350
Royalties	(30,126)	(21,659)	(68,416)	(67,209)
	157,813	145,642	433,193	395,141
Expenses and other income:
Operating	30,067	26,207	85,199	67,973
Transportation	6,304	2,766	16,919	7,706
Unit based compensation (Note 8)	3,704	3,321	13,120	14,779
Loss (gain) on derivative instruments (Note 10)	1,085	(1,678)	1,390	346
Interest	6,345	4,320	15,693	10,006
General and administration	4,584	5,529	14,967	12,406
Foreign exchange gain	(2,634)	(1,142)	(14,310)	(53)
Other expense (income)	594	-	(6)	-
Depletion, depreciation and accretion	53,475	45,276	151,699	116,378
	103,524	84,599	284,671	229,541
Earnings before income taxes and other items	54,289	61,043	148,522	165,600
Income taxes (recovery):
Future	(10,201)	(4,228)	(19,758)	(17,598)
Current	10,186	12,962	33,332	42,145
	(15)	8,734	13,574	24,547
Other items:
Non-controlling interest – exchangeable shares (Note 7)	4,978	4,369	12,388	11,673
Equity in loss (gain) of affiliate	686	(141)	1,523	61
	5,664	4,228	13,911	11,734
Net earnings and comprehensive income	48,640	48,081	121,037	129,319
Retained earnings, beginning of period	194,833	185,108	185,059	168,774
Cumulative effect of adoption of new accounting standards (Note 2)	-	-	5,765	-
Distributions declared	(33,949)	(32,773)	(100,825)	(97,677)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(1,512)	-
Retained earnings, end of period	$209,524	$200,416	$209,524	$200,416

Net earnings per trust unit (Note 9):
Basic	$0.73	$0.75	$1.84	$2.03
Diluted	$0.71	$0.72	$1.77	$1.94

Weighted average trust units outstanding (Note 9):
Basic	66,506,235	64,201,082	65,829,215	63,772,903
Diluted	75,735,767	73,121,167	75,222,465	72,677,574

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Operating
Net earnings	$48,640	$48,081	$121,037	$129,319
Items not affecting cash:
Depletion, depreciation and accretion	53,475	45,276	151,699	116,378
Change in unrealized gains and losses and amounts accrued relating to derivative contracts (Note 10)	1,116	(2,113)	1,932	(489)
Unit based compensation	3,704	3,321	13,120	14,779
Equity in loss (gain) of affiliate	686	(141)	1,523	61
Unrealized foreign exchange gain	(4,235)	(1,083)	(22,139)	(1,179)
Non-controlling interest – exchangeable shares	4,978	4,369	12,388	11,673
Unrealized investment loss (income)	594	-	(6)	-
Future income taxes	(10,201)	(4,228)	(19,758)	(17,598)
Fund flows from operations	98,757	93,482	259,796	252,944
Asset retirement costs incurred	(1,221)	(559)	(2,438)	(1,363)
Changes in non-cash operating working capital	15,384	(32,371)	40,795	(39,279)
Cash flows from operating activities	112,920	60,552	298,153	212,302
Investing
Drilling and development of petroleum and natural gas properties	(51,720)	(35,709)	(123,518)	(99,514)
Acquisitions of petroleum and natural gas properties (Note 3)	(14)	(8,787)	(120,928)	(20,590)
Long-term investment (Note 13)	(30,000)	-	(30,000)	-
Corporate acquisition, net of cash acquired (Note 3)	-	(124,604)	-	(124,604)
Contributions to reclamation fund	-	(3,242)	-	(4,380)
Changes in non-cash investing working capital	1,326	(6,704)	(7,517)	7,419
Cash flows used in investing activities	(80,408)	(179,046)	(281,963)	(241,669)
Financing
Increase in long-term debt	45,110	28,621	137,239	141,539
Issue of trust units for cash, net of issue costs	2,588	2,277	5,710	10,390
Issue of trust units pursuant to distribution reinvestment plan	9,501	4,007	26,185	12,680
Cash distributions	(33,860)	(32,711)	(100,479)	(97,355)
Changes in non-cash financing working capital	(193)	(2,402)	-	(2,381)
Cash flows from (used in) financing activities	23,146	(208)	68,655	64,873
Foreign exchange (loss) gain on cash held in a foreign currency	(2,376)	419	(5,431)	(87)
Net change in cash and cash equivalents	53,282	(118,283)	79,414	35,419
Cash and cash equivalents, beginning of period	53,082	196,479	26,950	42,777
Cash and cash equivalents, end of period	$106,364	$78,196	$106,364	$78,196
Supplementary information - cash payments
Interest paid	$9,827	$7,390	$19,176	$14,206
Income taxes paid	$9,068	$12,549	$34,838	$35,343

Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2007 and 2006
(000’s except unit and per unit amounts, unaudited)

1.      BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2006 except as disclosed in Note 2 below.  These interim consolidated financial statements do not include all disclosures required in annual financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006 included in the Trust’s 2006 Annual Report.

2.      NEW ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007 the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments – Presentation and Disclosure”; and Section 3865, “Hedges”.  These standards require that entities categorize financial instruments and measure certain financial instruments at fair value.  In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost.  Gains and losses associated with these securities are reflected in net earnings in the period in which they arise.  Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition whereas previously these amounts were deferred and amortized using the straight-line method over the term of the debt.  Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet.  The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings.  As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards.  The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

3.      INVESTMENTS AND ACQUISITIONS

a)      Australia Acquisition

On June 20, 2007, the Trust acquired the remaining 40% interest in the Wandoo field in offshore Australia for cash consideration of $117.9 million.  The purchase price allocation was determined as follows:

Capital assets	$138,596
Asset retirement obligation	(12,405)
Working capital	(8,311)
Total consideration	$117,880

b)      Esso Rep Acquisition

On July 10, 2006, the Trust, through its France subsidiary, acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation.  On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party.  The acquisition has been accounted for using the purchase method of accounting and as no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between the two purchase events, the allocation of the purchase price was determined as at July 10, 2006.  Results of operations are included in the consolidated results from that date.  The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million.  Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS.  The purchase price allocation was determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

4.      ASSET RETIREMENT OBLIGATION

The total asset retirement obligation was determined by management based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $133.7 million as at September 30, 2007 (December 31, 2006 - $127.5 million) based on a total undiscounted future liability of $371.6 million (December 31, 2006 - $367.1 million) before inflation adjustment.  These payments are expected to be made over the next 47 years with most arising within the next 25 to 30 years.  The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	Sept 30, 2007	Dec 31, 2006
Carrying amount, beginning of period	$127,494	$70,214
Increase in liabilities in the period	12,926	21,297
Disposition of liabilities in the period	(2,438)	(4,217)
Change in estimate	-	24,946
Accretion expense	7,405	7,380
Foreign exchange	(11,680)	7,874
Carrying amount, end of period	$133,707	$127,494

The Trust has established a reclamation fund for the future payment of its estimated asset retirement obligations.

5.      LONG-TERM DEBT

As at September 30, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $625 million.  The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.  The amount available to the Trust under this facility is reduced by a US$15 million letter of credit associated with the Trust’s operations.

6.      UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount

Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	609,907	18,811
Issued on conversion of exchangeable shares	225,132	7,430
Transfer from contributed surplus for unit based awards	-	8,436
Trust units issued under bonus plan	14,400	429
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,350,541	11,116
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	798,450	$26,185
Issued on conversion of exchangeable shares	2,143	70
Transfer from contributed surplus for unit based awards	-	13,319
Trust units issued under bonus plan	23,039	695
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,171,728	5,710
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at September 30, 2007	66,745,459	$368,526

September 30, 2007		December 31, 2006

Contributed Surplus
Opening balance	$30,513	$14,566
Unit compensation expense (excluding bonus plan)	12,425	24,383
Transfer to unitholders’ capital for unit based awards	(13,319)	(8,436)
Ending balance	$29,619	$30,513

Cash distributions to unitholders for the three months ended September 30, 2007 were $33,860 (2006 - $32,711).  Cash distributions to unitholders for the nine months ended September 30, 2007 were $100,479 (2006 - $97,355).  Cash distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7.      NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on an exchange ratio which is adjusted monthly to reflect the distributions paid on the trust units.  Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder.   The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

September 30, 2007		December 31, 2006
Exchangeable Shares
Opening number of exchangeable shares	4,458,919	4,619,335
Exchanged for trust units	(1,446)	(160,416)
Ending balance	4,457,473	4,458,919
Ending exchange ratio	1.53425	1.46741
Trust units issuable upon conversion	6,838,878	6,543,062

The following is a summary of the non-controlling interest:

September 30, 2007		December 31, 2006
Non-controlling interest, beginning of period	$51,780	$38,760
Reduction of book value for conversion to trust units	(17)	(1,897)
Current period net earnings attributable to non-controlling interest	12,388	14,917
Non-controlling interest, end of period	$64,151	$51,780

8.      UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s Unit Rights Incentive Plan:

		Weighted
	Number of	Average
	Unit Rights	Exercise Price
Balance as at December 31, 2006	2,244,258	$14.12
Granted	-	-
Cancelled	(3,900)	21.55
Exercised	(786,192)	14.11
Balance as at September 30, 2007	1,454,166	$14.10

8.      UNIT COMPENSATION PLANS (CONTINUED)

A summary of the plan as at September 30, 2007 is as follows:

Range of			Remaining	Number of
Exercise Price	Adjusted	Number of Rights	Contractual Life	Rights
At Grant Date	Exercise Price	Outstanding	of Right (Years)	Exercisable
$11.45	$1.93	824,100	0.33	824,100
$11.46 - $15.00	$2.11 - $5.65	102,400	0.63	102,400
$15.01 - $19.56	$7.36 - $11.91	527,666	1.93	436,133

Compensation expense of $0.2 million and $1.1 million has been recorded related to the Unit Rights Incentive Plan for the three and nine month periods ended September 30, 2007, respectively ($0.5 million and $1.9 million for the three and nine month periods ended September 30, 2006, respectively).

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2006	967,800
Granted	422,945
Vested	(192,775)
Cancelled	(84,310)
Balance as at September 30, 2007	1,113,660

Compensation expense of $3.5 million and $11.3 million has been recorded for the three and nine month periods ended September 30, 2007, respectively ($2.8 million and $12.9 million for the three and nine month periods ended September 30, 2006, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Incentive Plan, which provides for cash payments based on the market value of a trust unit.  The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $0.3 million and $1.2 million has been recorded as general and administration expense during the three and nine month periods ended September 30, 2007, respectively ($0.7 million for the three and nine month periods ended September 30, 2006).

9.      PER UNIT AMOUNTS

Basic and diluted net earnings per unit has been determined based on the following:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Net earnings	$48,640	$48,081	$121,037	$129,319
Non-controlling interest – exchangeable shares	4,978	4,369	12,388	11,673
Net earnings for diluted net earnings per trust unit calculation	$53,618	$52,450	$133,425	$140,992

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Weighted average trust units outstanding	66,506,235	64,201,082	65,829,215	63,772,903
Trust units issuable on conversion of exchangeable shares	6,838,868	6,454,177	6,839,119	6,497,622
Dilutive impact of unit rights incentive and trust unit award plans	2,390,664	2,465,908	2,554,131	2,407,049
Diluted weighted average trust units outstanding	75,735,767	73,121,167	75,222,465	72,677,574

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding unit rights were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10.    DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar – WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Q4 2007	US$0.50/bbl	500	$62.90 - $80.00
Q4 2007	US$0.25/bbl	500	$67.00 - $81.00
Q1 2008	US$0.25/bbl	500	$68.42 - $83.00
Q1 2008	US$0.25/bbl	500	$69.25 - $82.00
Q2 2008	US$0.50/bbl	500	$64.00 - $80.10
Q2 2008	US$0.25/bbl	500	$67.20 - $82.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q3 2008	US$0.25/bbl	500	$66.60 - $82.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

10.           DERIVATIVE INSTRUMENTS (CONTINUED)

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
October 2007	$0.02/GJ	2,500	$6.50 - $9.00
October 2007	$0.10/GJ	2,500	$5.00 - $6.72

The fair value of derivative instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings.  The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

September 30, 2007		December 31, 2006
Fair value of contracts, beginning of period	$6,280	$783
Opening unrealized (gain) on contracts settled during the period	(1,449)	(783)
Realized gain (loss) on contracts settled during the period	542	(222)
Unrealized (loss) gain during the period on contracts outstanding at the end of the period	(483)	1,354
Purchase of derivative contracts at fair value	-	4,926
Net payment to (receipt from) counterparties under contract settlements during the period	(542)	222
Fair value of contracts, end of period	$4,348	$6,280
Comprised of:
Current derivative asset	$396	$1,624
Current derivative liability	(2,294)	-
Non-current derivative asset	6,246	4,656
	$4,348	$6,280

The loss on derivative instruments for the periods is comprised of the following:

Nine Months Ended		Nine Months Ended
September 30, 2007		September 30, 2006
Realized (gain) loss on contracts settled during the period	$(542)	$835
Opening unrealized gain on contracts settled during the period	1,449	804
Unrealized (gain) loss during the period on contracts outstanding at the end of the period	483	(1,293)
Loss on derivative instruments for the period	$1,390	$346

Pursuant to an acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision.  The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

During the normal course of business, the Trust enters into fixed and collared price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11.    SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Petroleum and natural gas revenues
Canada	$51,886	$51,111	$166,869	$159,684
France	62,065	62,845	170,856	144,982
Netherlands	18,282	20,356	55,029	67,568
Australia	55,706	32,989	108,855	90,116
	$187,939	$167,301	$501,609	$462,350

Net earnings
Canada	$(2,331)	$3,572	$8,065	$14,447
France	24,666	27,833	61,315	62,612
Netherlands	7,581	5,329	17,677	23,037
Australia	18,724	11,347	33,980	29,223
	$48,640	$48,081	$121,037	$129,319

Fund flows from operations
Canada	$24,219	$23,113	$74,839	$82,299
France	37,095	42,236	102,171	93,871
Netherlands	9,546	12,182	28,637	36,755
Australia	27,897	15,951	54,149	40,019
	$98,757	$93,482	$259,796	$252,944

Capital expenditures
Canada	$14,319	$33,817	$48,599	$82,128
France	28,087	132,838	56,860	157,763
Netherlands	8,222	335	12,603	1,016
Australia	1,106	2,110	126,384	3,801
	$51,734	$169,100	$244,446	$244,708

	September 30,	December 31,
	2007	2006

Identifiable assets
Canada	$638,915	$627,147
France	599,728	542,074
Netherlands	161,121	148,710
Australia	273,521	144,908
	$1,673,285	$1,462,839

12.    FINANCIAL INSTRUMENTS

The Trust has classified its financial instruments as follows:

•
Cash and cash equivalents are classified as held for trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.  A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

•
Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost.  The carrying value approximates the fair value due to the short-term nature of these instruments.

•
Accounts payable and accrued liabilities, distributions to unitholders and long term debt have been classified as other financial liabilities and are initially recognized at fair value.  The carrying value approximates the fair value due to the short-term nature of these instruments.

•
Investments in debt securities are classified as held to maturity and are initially measured at fair value and subsequently measured at amortized cost.    A gain or loss arising from the de-recognition or impairment of assets is recognized in net earnings in the period.

•
All derivative and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net income in the period in which they arise.  Gains and losses associated with the Trust’s investments in equity securities are included in other income in the consolidated statement of earnings.

The fair values of derivative instruments and equity securities are determined by reference to published prices in active markets.

13.    LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments:

	September 30, 2007	December 31, 2006
Portfolio investments, at fair value	$5,554	$-
Portfolio investments, at cost (fair value 2006 - $5.2 million)	-	496
Investment in Verenex Energy Inc., equity method (fair value - $199.3 million, 2006 - $109.6 million)	55,133	26,656
	$60,687	$27,152

In July 2007, Vermilion purchased 2.1 million shares in Verenex Energy Inc. (“Verenex”) for total consideration of CDN $30 million as part of a CDN $115 million bought-deal financing announced by Verenex.  After reflecting these additional shares, Vermilion owns 18.5 million shares representing 41.8% of the outstanding shares of Verenex.

14.    INCOME TAXES

On June 22, 2007, legislation that effectively imposes an income tax on income trusts starting in 2011 was passed into law.  Applying this legislation resulted in the recognition of future income taxes related to timing differences in Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust.  The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

15.    COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	September 30, 2007	December 31, 2006
Monies on deposit with banks	$99,565	$26,039
Guaranteed short-term investments	6,799	911
Total cash and cash equivalents	$106,364	$26,950

16.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535, “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed.  Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position.  These three sections are effective for fiscal years beginning on or after October 1, 2007.  The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031, “Inventories.”  This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent.  This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation,” to require an assessment and potential disclosure of an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual periods beginning on or after January 1, 2008.  These amendments will not impact the Trust’s consolidated financial statements.

In September 2007, the Accounting Standards Board (“AcSB”) issued a bulletin relating to the transition to International Financial Reporting Standards (“IFRS”) from Canadian GAAP and based on work undertaken to date, no significant impediments to adopting IFRS by the proposed transition date have been identified.  The AcSB expects to be in a position to confirm by March 31, 2008 whether the transition date for adopting IFRS will be January 1, 2011.

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
President, Rosebridge Capital Corp. Inc.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ABBREVIATIONS
bbls          barrels
bbls/d       barrels per day
boe           barrel of oil equivalent
boe/d        barrel of oil equivalent per day
mmboe     million barrels of oil equivalent
mmcf/d     million cubic feet per day
NGLs       natural gas liquids

OFFICERS & KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Paul L. Beique
Director Investor Relations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE

Daniel Goulet, P.Eng.
Directeur Général
Vermilion REP SAS

NETHERLANDS

Peter Sider, P.Eng.
Managing Director
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA

Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company
of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
Telephone:  403.269.4884     Fax:  403.264.6306
IR Toll Free:  1.866.895.8101
investor_relations@vermilionenergy.com
vermilionenergy.com